March 29, 2021

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Waycross Long/Short Equity Fund (the “Fund”), a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Ms. Browning:

This letter provides the Trust’s responses to the additional comments you provided on Monday, March 29, 2021, on the preliminary proxy statement filed on behalf of the Fund on Wednesday, February 3, 2021, which incorporated the Trust’s initial response letter dated February 26, 2021 (the “February 26 Letter”) and subsequent response letter dated March 22, 2021 (the “March 22 Letter”). I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

General

1.	Please acknowledge the staff’s pronouncement on October 5, 2016, that “the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.”

Response: The Trust and its management acknowledge their responsibilities related to shareholder disclosure.

2.	Comment: Regarding Comment 3 in the March 22 Letter, please note that for future preliminary filings on Schedule 14A, the Trust should include the preliminary legend in the proxy statement and on the proxy card. (Emphasis added.)

Response: The Trust confirms that it will include the preliminary legend in future preliminary filings under Schedule 14A, including the proxy card.

3.	Comment: Regarding Comment 14 in the March 22 Letter, the staff believes that Waycross has a fiduciary duty to provide detailed information about the nature of the transaction, the amounts at issue, and the parities involved. Please provide this information to the staff supplementally, so that it can evaltuate whether the details should be provided to shareholders.

Response: The Trust notes that under Form ADV, an investment adviser is not required to provide financial statements or other detailed financial informaiton to investors before they become clients of the investment adviser. Further, Form ADV requires only that the investment adviser disclose any financial condition that is reasonably likely to impair its ability to meet its contractual commitments to clients. The Trust further notes that while the Trust’s Board of Trustees (the “Board”) collects detailed financial information from Waycross as part of the Section 15(c) process, the 1940 Act does not require that such information be publicly available to shareholders or entitle shareholders to the financial statements of the investment adviser.

Like previous 15(c) processes, the Board collected the information it needed to evaluate the transaction and the New Advisory Agreement. Waycross disclosed the terms of the transaction to the Board at its meeting on January 20, 2021, but requested that the Board keep the information confidential. The transaction was simply one current owner of Waycross, Mr. Matthew Bevin, investing cash into the firm to help it grow. Waycross’ two owners, Mr. Bevin and Benjamin Thomas, negotiated the terms of the transaction and set their own internal valuation. In return for the equity investment, Mr. Thomas transferred some of his ownership units to Mr. Bevin.

The Trust and Waycross believe that details of the transaction and its financial terms are not material to the proposals. Shareholders as of the record date invested in the Fund without access to Waycross’ financial statements. The transaction has not resulted in any new owners of Waycross, nor is it expected to materially affect Waycross’ management of the Fund’s assets. Therefore, both Waycross and the Board believe they have met their fiduciary duties by providing shareholders with sufficient information on the transaction while mainting the confidentiality due to the transaction and Waycross, as a private company.

Notice of Special Meeting of Shareholders

4.	Comment: Please consistently refer to Mr. Vivek K. Sarin as an independent trustee nominee throught the entire proxy statement.

Response: The Trust has made the corrections.

5.	Comment: Please indicate the Board’s determinations that Proposal 2 is in the best interest of the Fund and its shareholders.

Response: The Trust has added the disclosure both here and to the body of the proxy statement.

6.	Comment: Please correct your grammatical errors in Roman numeral ii and iii.

Response: The Trust has made the corrections.

Question & Answer (“Q&A”)

7.	Comment: Please correct the typographical errors in the Q&A: How will the approval of the Proposals affect the management and operations of the Fund?

Response: The Trust has made the corrections.

8.	Comment: In the Q&A: Will the New Advisory Agreement affect the Existing Expense Limitation Agreement?, please summarize Waycross’ ability to recoup previously waived fees or reimbursed expenses

Response: The Trust has added the disclosure both here and to the body of the proxy statement.

Proxy Statement

9.	Comment: In your Section 15(f) analysis, you presented the two conditions in reverse order. Please revise the disclosure to track the language in Section 15(f). In addition, please separate your analysis from the statutory language.

Response: The Trust has made the requested changes.

10.	Comment: Regarding the no-unfair-burden condition, please add an affirmative statement that the Board will seek to meet both conditions under Section 15(f).

Response: The Trust has made the requested statement.

11.	Comment: Under Proposal 2, please revise the second opening paragraph to clarify that Section 15(f) is a non-exclusive safe harbor and not a requirement under the Investment Company Act.

Response: The Trust has revised the description.

12.	Comment: Under the section Leadership Structure of the Board, please state how many times the board actually met throughout the year, as required under Item 22(b)(14) of Schedule 14A.

Response: The Trust has revised the disclosure.

13.	Comment: Under the section “Voting Securities and Voting,” please revise the disclosure to discuss each proposal in the proxy statement.

Response: The Trust has revised the disclosure to discuss each proposal.

Please contact me at (513) 629-9482 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Strauss Troy Co., LPA

4